LIMITED REVlEW REPORT

To
The Board of Directors
Mahanagar Telephone Nigam Limited

1.
We have reviewed the accompanying statement of unaudited financial results of Mahanagar Telephone Nigam Limited for the quarter ended June 30, 2012. This statement is the responsibility of the company's management and has been approved by the board of directors. Our responsibility is to issue a report on these financial statements based on our review.

2.
We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410 Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3.
Based on our review conducted as above, except the observations/matters mentioned in Annexure-I to this report, no other matter has come to our attention, that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

ANNEXURE I TO LIMITED REVIEW REPORT

ANNEXED TO AND FORMING PART OF THE LIMITED REVIEW REPORT (Referred to in Para 3 of our report dated August 14, 2012)

1.
The unaudited results for the quarter under review though considered some of the qualifications of previous audit reports but the fact has not been disclosed as required under the provisions of clause 41(iv)(c) of the Listing Agreement.

2.
The License Fee to the DOT is being worked out on accrual basis as against the terms of License Agreements according to which the expenditure/deductions from the Gross Revenue are allowed on actual payment basis in respect of the Public Switching Telecom Network (PSTN) related call charges and roaming charges payable to BSNL and other service providers. In absence of reconciliation of balances between MTNL and BSNL and also confirmation of deductions of payments by BSNL, the understatement of license fee and other current liabilities and consequently the understatement of loss for the quarter cannot be quantified.

3.	The balances appearing in Advance Tax, Provisions for Income Tax and Interest on income Tax Refund are subject to reconciliation and adjustments thereof.

4.
The company has allocated the establishment overheads towards capital works on estimation basis. In view of the large amount getting allocated on capital projects vis a vis actual amount spent on these projects, the basis needs to be made more realistic and scientific and the same should avoid capitalizing the loss due to idle time of labour and machines. Moreover, in the absence of confirmation of the status / completion of WIP (work in progress), we cannot examine authenticity and accuracy of amounts outstanding and shown as WIP for extraordinary time period.

5.
All the receivables and payables including amount receivable/payable from/to BSNL/DOT/ITI, Inter Unit Accounts and bank balances are subject to confirmation, reconciliation and consequent adjustments. The company is not making any provision for old outstanding balances from BSNL, DOT, Govt, agencies and other operators.

6.
The breakup of staff cost as (i) other than retirement benefits, (ii) retirement benefits (Actual Payouts)& (Hi) retirement benefits (Provisions) disclosed in unaudited financial results for the quarter has been prepared by the management and relied upon by us.

7.
Based on the expert opinions, the company has not been deducting Tax at source on services received from BSNL. Also, the expenditure on account of Pension liability on the basis of actuarial valuation is considered as an allowable expense for the purpose of tax calculation.

8.
The provision for employee's benefits as per Accounting Standard 15 (Revised) and depreciation has been made on estimated basis considering the actuarial assumptions which was technical in nature. We have relied on the estimation provided by the company and management's perceptions in this regard. Pending actual determination of the liability/asset in this regard, the impact of the same on the results of the quarter is not ascertainable. Further, the liability on account of medical facilities to the retired employees has not been accounted for on actuarial basis rather the annual insurance premium paid for the policy for the purpose has been accounted for on year to year basis.

9.	The reconciliation of Subscribers' deposits, Sundry Debtors, Income from Recharge Coupons, ITC Cards, prepaid calling cards and stock of recharge coupons and leased circuits is under progress.

10.
The Company had accounted for Rs. 2850.00 million during the previous year 2010-11, towards wet lease for infrastructure and other services provided in respect of Commonwealth Games of which Rs. 430 million is subject to acceptance and final settlement. Besides, a claim of Rs. 410 million has not been booked subject to final acceptance and settlement.

11.
No impairment tests have been carried out on value of the fixed assets as at June 30,2012. In our view, due to recurring losses incurred by the Company and uncertainty in the achievement of projections made by the Company, we are unable to comment on the provisions, if any, required in respect of impairment of carrying value of the fixed assets (including capital work in progress), other than land, and its consequential impact, if any, on the loss for the quarter, accumulated balance in the Profit and Loss Account and the carrying value of the fixed assets as at June 30,2012.

12.	Insurance claim for the fire loss in Data Center in July, 2009 amounting to Rs. 40 Millions has been considered as good despite of the uncertainty of the recoverability of the same

13.
The dues from operators and on account of disputed cases for billing to customers which are outstanding for less than three years in Basic and less than six months in wireless services have not been considered for making provision for Bad and Doubtful debts. The impact thereof is unascertainable.

14.	No service tax is being charged on the revenue sharing with BSNL for inward circuits for which no bills are being raised.

15.	The overall impact of matters referred to in above paras on the results of the company is not determinable.

Annexure A

MAHANAGAR TELEPHONE NIGAM LIMITED

(A Govt. of India Enterprise)

Regd. Office : Jeevan Bharti Building, Tower-1 , 12 th Floor, 124, Connaught Circus, New Delhi-110001

STATEMENT OF UNAUDITED RESULTS FOR THE THREE MONTHS ENDED 30/06/2012

(Rs. in Million)

S. No.	Particulars	3 months ended 30/06/2012	Preceding 3 months ended 31/03/2012	Corresponding 3 months ended 30/06/2011 in the previous year	Year to date figures for Current period ended 30/06/2012	Year to date figures for the previous year ended 30/06/2011	Previous year ended 31/03/2012
	(Refer Notes Below)	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	AUDITED
1	2	3	4	5	6	7	8
1	**Income from operations**						
	(a) Net income from operations	8,304.87	8,407.31	8,104.92	8,304.87	8,104.92	33,481.25
	(b) Other operating income	25.19	23.32	26.90	25.19	26.90	251.28
	Total income from operations (Net)	8,330.06	8,430.63	8,131.82	8,330.06	8,131.82	33,732.53
2	**Expenses**						
	(a1) Employee benefits other than retirement benefits	4,738.07	5,355.29	4,406.71	4,738.07	4,406.71	17,700.31
	(a2) Employee benefits for retirement benefits (Actual Payouts)	1,268.84	1,438.16	1,081.56	1,268.84	1,081.56	4,814.40
	(a3) Employee benefits for retirement benefits (Provisions)	3,787.23	5,575.54	2,990.47	3,787.23	2,990.47	14,600.92
	(b) Revenue Sharing	1,147.69	1,077.47	1,072.76	1,147.69	1,072.76	4,539.95
	(c) Licence Fees and Spectrum Charges	728.59	[illegible]	695.85	728.59	695.85	2,787.90
	(d) Administrative, Operative & Other Expenses	1,711.59	1,924.16	1,508.63	1,711.59	1,508.63	7,794.59
	Total Expenses	13,382.00	16,073.76	11,755.98	13,382.00	11,755.98	52,238.06
3	**Earnings/ (Deficit) from Operations before Depreciation & Amortisation, other income, Finance cost and exceptional items (1-2)**	(5,051.94)	(7,643.13)	(3,624.16)	(5,051.94)	(3,624.16)	(18,505.53)
4	Depreciation and Amortisation expense	3,680.57	4,109.64	3,564.12	3,680.57	3,564.12	14,962.15
5	**Profit / (Loss) from Operations after Depreciation & Amortisation but before other income, Finance cost and exceptional items (3-4)**	(8,732.51)	(11,752.76)	(7,188.27)	(8,732.51)	(7,188.27)	(33,467.68)
6	Other Income	877.43	803.39	547.35	877.43	547.35	2,511.64
7	**Profit / (Loss) from ordinary activities before Finance cost and exceptional items (5+6)**	(7,855.09)	(10,948.68)	(6,640.92)	(7,855.09)	(6,640.92)	(30,956.04)
8	Finance cost	2,727.29	2,694.19	1,858.96	2,727.29	1,858.96	9,491.62
9	**Profit / (Loss) from ordinary activities after Finance cost but before exceptional items (7-8)**	(10,582.38)	(13,643.87)	(8,499.88)	(10,582.38)	(8,499.88)	(40,447.66)
10	Exceptional items	-	-	-	-	-	-
11	**Profit/ (Loss) from ordinary activities before tax (9-10)**	(10,582.38)	(13,643.87)	(8,499.88)	(10,582.38)	(8,499.88)	(40,447.66)
12	Tax expense						
	(a) Provision for Current Tax	-	3.48	0.48	-	0.48	
	(b) Taxes for earlier period written back/paid	-	-	-	-	-	-
	(c) Provision for Deferred Tax	-	-	-	-	-	-
13	**Net Profit/ (Loss) from ordinary activities after tax (11-12)**	(10,582.38)	(13,644.35)	(8,500.36)	(10,582.38)	(8,500.36)	(40,447.66)
14	Extraordinary items/ Prior Period Adjustments (net of tax)	10.47	100.12	0.06	10.47	0.06	650.18
15	**Net Profit/ (Loss) for the period (13-14)**	(10,592.85)	(13,744.47)	(8,500.42)	(10,592.85)	(8,500.42)	(41,097.84)
16	**Paid-up equity share capital (Face value of Rs.10/-each)**	6,300.00	6,300.00	6,300.00	6,300.00	6,300.00	6,300.00
17	**Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year**						19,066.97
18	Earning Per Share (EPS)						
	(a) Basic and Diluted EPS (before extraordinary items/prior period adjustments)	(16.80)	(21.68)	(13.49)	(16.80)	(13.49)	(64.20)
	(a) Basic and Diluted EPS (after extraordinary items/prior period adjustments)	(16.81)	(21.82)	(13.49)	(16.81)	(13.49)	(65.23)
19	**Public shareholding**						
	i) Number of shares	275,621,260	275,621,260	275,621,260	275,621,260	275,621,260	275,621,260
	ii) Percentage of shareholding	43.75%	43.75%	43.75%	43.75%	43.75%	43.75%
20	**Promoters and Promoter Group Shareholding**						
	a) Pledged/ Encumbered						
	- Number of shares	0	0	0	0	0	0
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	- Percentage of shares (as a % of the total share capital of the company)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	b) Non - encumbered						
	- Number of shares	354,378,740	354,378,740	354,378,740	354,378,740	354,378,740	354,378,740
	- Percentage of shares (as a % of the total shareholding of the Promoter and Promoter Group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	- Percentage of shares (as a % of the total share capital of the company)	56.25%	56.25%	56.25%	56.25%	56.25%	56.25%

Notes:

1. The above results have been reviewed and recommended for adoption by the Audit Committee in their meeting held on 14.08.2012 and approved by the Board of Directors of the Company at their meeting held on the same date. The Statutory Auditors have carried out a Limited Review of the financial results as required under Clause-41 of the Equity Listing Agreement. Figures of previous year /period have been reclassified/regrouped wherever necessary to conform to current year/ period presentations.
2. The above results have been finalised by providing for retirement benefits discounting factor @8.50% in accordance with the yield of central government securities, 4% increase in dearness relief of pension, 3.50% on salary escalation & 0.50% on attrition rates as per the proportionate liability worked out on the basis of previous year liability.
3. The status of investor complaints received and disposed of during the 3 months ended on 30.06.2012 is as under

Pending at the beginning of the quarter	0
Received during the quarter	5
Disposed of during the quarter	5
Remained unresolved at the end of the quarter	0

As per report of even date

For and on behalf of the Board

A. K. Garg
Chairman & Managing Director

For Bansal Sinha & Co.
Chartered Accountants
FRN 006184N

(Ravinder Khullar)
(Partner)
M. No. 082[illegible]

For Arun K. Agarwal & Associates
Chartered Accountants
FRN 003917N

(Arun Agarwal)
(Partner)
M. No. 082899

Place : New Delhi
Date : 14.08.2012

MTNL UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE THREE MONTHS ENDED ON 30.06.2012
(Rs. In Million)
S. No.	Particulars	3 Months ended 30.06.2012	Preceding 3 Months ended 31.03.2012	Corresponding 3 Months ended 30.06.2011 in the previous year	Year to date figures for Current period ended 30.06.2012	Year to date figures for previous period ended 30.06.2011	Previous year ended 31.03.2012
		UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	AUDITED
1	2	3	4	5	6	7	8

1.	Segment Revenue
	Basic Services	6,532.86	6,678.02	6,453.03	6,532.86	6,453.03	26,682.95
	Cellular	1,833.41	1,806.28	1,759.27	1,833.41	1,759.27	7,310.16
	Unallocable	0.00	0.00	0.00	0.00	0.00	(0.69)
	Total	8,366.27	8,484.31	8,212.30	8,366..27	8,212.30	33,992.41

	Less: Inter Segment Revenue	36.22	53.66	80.48	36.22	80.48	259.88

	Net Income from Operations	8,330.05	8,430.63	8,131.82	8,330.05	8,131.82	33,732.53

2.	Segment Results (Profit/(Loss) before finance cost, prior period items and tax)

	Basic Services	(5,993.84)	(7,189.52)	(5,264.56)	(5,993.84)	(5,264.56)	(22,478.37)
	Cellular	(1,640.98)	(4,030.03)	(835.08)	(1,640.98)	(835.08)	(6,158.30)
	Unallocable	(220.26)	(269.88)	(541.28)	(220.26)	(541.28)	(2,319.38)
	Total	(7,855.09)	(10,949.68)	(6,640.92)	(7,855.09)	(6,640.92)	(30,956.04)

	Less: Finance cost	2,727.29	2,694.19	1,858.96	2,727.29	1,858.96	9,491.62
	Less: Prior Period Items	10.47	100.12	0.06	10.47	0.06	650.18

	Profit / (Loss) before tax	(10,592.85)	(13,743.99)	(8,499.95)	(10,592.85)	(8,499.95)	(41,097.84)

	Less: Provision for Current Tax & Deferred tax	0.00	0.48	0.48	0.00	0.48	0.00
	Less: Taxes for earlier period(s) written back/paid	0.00	0.00	0.00	0.00	0.00	0.00

	Profit/(Loss) after tax	(10,592.85)	(13,744.47)	(8,500.42)	(10,592.85)	(8,500.42)	(41,097.84)

3.	Capital Employed
	(Segment Assets - Segment Liabilities)

	Basic Services	(22,089.11)	(13,644.75)	(3,454.23)	(22,089.11)	(3,454.23)	(13,815.11)
	Cellular	61,564.92	63,514.52	68,531.23	61,564.92	68,531.23	68,832.76
	Unallocable	(24,647.17)	(24,584.60)	(7,012.96)	(24,647.17)	(7,012.96)	(24,850.68)
	Total	14,828.64	25,285.17	58,064.04	14,828.04	58,064.04	25,366.97

Place: New Delhi
Date: 14.08.2012